As filed with the Securities and Exchange Commission on May 24, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

BORON, LEPORE & ASSOCIATES, INC.
(Name of Subject Company)

BORON, LEPORE & ASSOCIATES, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

10001P 10 2
(CUSIP Number of Class of Securities)

Patrick G. LePore
Chief Executive Officer
Boron, LePore & Associates, Inc.
1800 Valley Road
Wayne, New Jersey 07470
(973) 709-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices  and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

John R. LeClaire, P.C.
Joseph L. Johnson III, P.C.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109-2881
(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

The name of the subject company is Boron, LePore & Associates, Inc., a Delaware corporation (“BLP”), and the address of the principal executive offices of BLP is 1800 Valley Road, Wayne, New Jersey 07470. The telephone number of the principal executive offices of BLP is (973) 709-3000. The title of the class of equity securities to which this Solicitation/Recommendation Statement (the “Statement”) relates is the common stock, par value $0.01 per share (“BLP Common Stock”), of BLP. As of May 13, 2002, there were 11,706,903 shares of BLP Common Stock outstanding.

Item 2.    Identity and Background of Filing Person.

The name, business address and business telephone number of BLP, which is the person filing this statement, are set forth in Item 1 above.

This Statement relates to the tender offer by Garden Merger Corp., a Delaware corporation (“Subcorp”) and a wholly owned subsidiary of Cardinal Health, Inc., an Ohio corporation (“Cardinal”), to purchase all of the outstanding shares of BLP Common Stock (“Shares”), at a purchase price of $16.00 per Share (the “Offer Price”), net to seller in cash, without interest thereon, less any required withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 24, 2002 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Cardinal and Subcorp with the Securities and Exchange Commission on May 24, 2002.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 15, 2002, by and among Cardinal, Subcorp and BLP (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Subcorp will be merged with and into BLP (the “Merger”). Following the consummation of the Merger, BLP will continue as the surviving corporation (the “Surviving Corporation”) and will become a wholly owned subsidiary of Cardinal. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by Cardinal, any of its subsidiaries (including Subcorp), BLP (as treasury stock), and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the “Merger Consideration”). The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

Cardinal has formed Subcorp in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Cardinal and Subcorp are located at 7000 Cardinal Place, Dublin, Ohio 43017.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Certain agreements, arrangements or understandings between BLP or its affiliates and certain of its directors and executive officers and between BLP and Cardinal and Subcorp are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached as Schedule I to this Statement and incorporated in this Statement by reference. Except as described in this Statement (including in the Exhibits to this Statement) or in the Information Statement or as incorporated in this Statement by reference, to the knowledge of BLP, as of the date of this Statement, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between BLP or its affiliates and (i) BLP’s executive officers, directors or affiliates, or (ii) Cardinal, Subcorp or their respective executive officers, directors or affiliates.

The Merger Agreement.    The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 14, respectively, of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

Interests of Certain Persons.    Certain members of BLP’s management and the Board of Directors of BLP (the “BLP Board” or “BLP’s Board of Directors”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as BLP stockholders generally. The BLP Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement.

Employment and Confidentiality Agreements.    Contemporaneously with the execution of the Merger Agreement, each of Patrick G. LePore, BLP’s Chairman and Chief Executive Officer, Steven M. Freeman, BLP’s President, and Anthony J. Cherichella, BLP’s Executive Vice President and Chief Financial Officer, entered into an Employment and Confidentiality Agreement with BLP and Cardinal (the “Employment and Confidentiality Agreements”). The summary of the Employment and Confidentiality Agreements contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Form of Employment and Confidentiality Agreement, which is filed with this Statement as Exhibit (e)(3) and is incorporated in this Statement by reference. In addition, two other BLP employees,  Richard S. Painter, Jr., an Executive Vice President and a Managing Director of BLP, and Alan L. Rubino, an Executive Vice President and a Managing Director of BLP, entered into employment and confidentiality agreements with BLP and Cardinal.

Effects of the Offer and the Merger under BLP’s Stock Plans and Agreements Between BLP and its Executive Officers and Directors.

Stock Options.    The summary of the treatment of stock options under the Merger Agreement contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

401(k) Plan.    Participants in BLP’s 401(k) plan may elect to tender the Shares held in their 401(k) account through the same procedures as other BLP stockholders. If tendered the Shares held in each participant’s account in the plan will be converted into cash in accordance with the terms of the Offer. If participants in BLP’s 401(k) plan do not tender their Shares in the Offer and the Merger is consummated, the Shares held in each participant’s account at the Effective Time will later be converted into cash based upon the Merger Consideration.

Employee Benefits.    The summary of the employee benefits arrangements under the Merger Agreement contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

Indemnification; Directors’ and Officers’ Insurance.    The summary of directors’ and officers’ indemnification and insurance arrangements under the Merger Agreement contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Board of Directors.    At a meeting of BLP’s Board of Directors held on May 14, 2002, the BLP Board unanimously (i) approved the Merger Agreement, and deemed the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable, fair to and in the best interests of BLP’s stockholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in all respects, and (iii) resolved to recommend that BLP’s stockholders accept the Offer and tender their shares of BLP Common Stock under the Offer to Subcorp.

Background.    Since BLP’s initial public offering in 1997, BLP and its Board of Directors have, from time to time, evaluated strategic opportunities and alternatives with a view to enhancing stockholder value. As part of this process, in July 2001 the BLP Board authorized management to select and engage a financial advisor to contact potential acquirors and ascertain their interest in BLP as part of the BLP Board’s strategy. On September 10, 2001, BLP engaged Bear, Stearns & Co. Inc. (“Bear Stearns”) to act as its financial advisor.

In connection with this engagement, the BLP Board authorized Bear Stearns to contact potential acquirors and attempt to ascertain their level of interest in entering into a strategic transaction with BLP. Following its engagement by BLP, Bear Stearns contacted seven potential acquirors, including Cardinal. Of these seven potential acquirors, two (including Cardinal) entered into confidentiality agreements with BLP. During September and October 2001, these two potential acquirors conducted legal, financial and business due diligence and attended presentations by BLP’s management concerning BLP’s business and operations. In October 2001, the other potential acquiror determined not to proceed with further discussions. Cardinal expressed interest in possibly entering into a transaction with BLP, but advised BLP that it was not prepared to proceed with discussions with BLP at that time.

On February 4, 2002, Patrick G. LePore, BLP’s Chairman and Chief Executive Officer, and Steven M. Freeman, BLP’s President, met with George L. Fotiades, Cardinal’s President and Chief Operating Officer—Pharmaceutical Technologies and Services, and Brendan A. Ford, Cardinal’s Executive Vice President—Corporate Development, to revisit the possibility of a transaction involving Cardinal and BLP.

On February 5, 2002, BLP’s Board of Directors held its regular quarterly/year-end meeting. At that meeting, Mr. LePore updated the BLP Board on his recent discussions with Messrs. Fotiades and Ford. The BLP Board discussed the relative advantages to BLP and its stockholders, given current market conditions, of pursuing BLP’s long range plan and a range of strategic alternatives, including the possibility of a business combination transaction with Cardinal or another person. After a discussion of these alternatives, BLP’s Board of Directors authorized management to explore further the opportunity for a transaction with Cardinal.

On March 1, 2002 members of Cardinal management visited BLP and received a management presentation. In the period between this meeting and March 29, 2002, BLP and Cardinal held periodic informal telephone conversations to discuss the possible benefits to BLP and Cardinal of a strategic transaction involving BLP and Cardinal, and Cardinal continued its financial and business due diligence of BLP. On March 12, 2002, Mr. LePore updated BLP’s Board of Directors regarding the status of BLP’s ongoing discussions with Cardinal and the BLP Board continued to support continued discussions between BLP and Cardinal regarding a potential transaction.

On March 29, 2002, Messrs. LePore and Freeman met with Mr. Ford to discuss further a possible business combination. Mr. LePore confirmed that BLP’s Board of Directors was interested in exploring a possible transaction, although no transaction had been authorized. Mr. Ford noted that Cardinal was interested in pursuing a possible transaction with BLP and orally indicated a preliminary interest in acquiring all of the outstanding shares of BLP at a price of $15.00 per share. At that time, Cardinal and BLP did not determine whether the transaction consideration would consist of cash or Cardinal common shares. Mr. LePore indicated that he believed that the proposed price would not be acceptable to the BLP Board and that the BLP Board might seek a greater price for the BLP shares but that he would discuss this preliminary indication of interest with the BLP Board.

In the following week, Mr. LePore updated the members of the BLP Board regarding his discussions with Cardinal. During this period, representatives of Bear Stearns, on behalf of BLP, discussed valuation of BLP with representatives of Cardinal. On April 11, 2002, Messrs. LePore and Ford again discussed pricing and other issues regarding a potential transaction. Messrs. Ford and LePore agreed that consummation of any such transaction would be subject to, among other things, satisfactory completion of legal, financial and business due diligence by Cardinal and a timetable that would lead to signing definitive documents by mid-May 2002. As a result of these discussions subject to confirmatory due diligence and other matters, Mr. Ford indicated that Cardinal would be willing to pursue the transaction at a price of $16.00 per share in cash.

On April 12, 2002, Cardinal’s counsel submitted a preliminary term sheet to Bear Stearns and BLP for discussion purposes. This proposal contemplated both a two-step transaction in which Cardinal would conduct a tender offer for all of the outstanding Shares at a price of $16.00 per Share, followed by a merger in which all remaining stockholders of BLP, other than those exercising appraisal rights, would receive $16.00 per Share in cash and an alternative one-step merger transaction at the same price. Management of BLP discussed this term sheet with their legal and financial advisors. Numerous discussions were held between April 15, 2002 and April 24, 2002 between Goodwin Procter LLP, BLP’s outside legal counsel, and Wachtell, Lipton, Rosen & Katz, Cardinal’s outside legal counsel. These discussions focused on, among other things, the structure of the transaction, the scope of the representations, warranties and covenants contained in the potential merger agreement, the conditions under which Cardinal would be obligated to close a tender offer, BLP’s ability to terminate the merger agreement, the BLP Board’s ability to consider alternative transactions, the amount of any termination fee and the circumstances under which such a fee would be paid. No agreement on the terms of a transaction was reached during these discussions.

On April 24, 2002, BLP’s Board of Directors held a telephonic meeting to further consider the Cardinal proposal. At that meeting, Bear Stearns provided the BLP Board with an overview of the financial terms of the proposed transaction with Cardinal. Representatives of Goodwin Procter LLP also attended this meeting and provided advice to the BLP Board regarding the legal standards applicable to its decision making process in this regard. The BLP Board then engaged in extensive discussions concerning the potential benefits of this transaction to BLP and its stockholders. Following these discussions, the BLP Board authorized senior management to meet with representatives of Cardinal to proceed with discussions and attempt to obtain, among other things, greater certainty of consummation of the proposed transaction and greater flexibility of the BLP Board to consider subsequent alternative proposals.

On May 2, 2002, Cardinal’s counsel delivered a draft merger agreement and a draft stock option agreement to BLP’s counsel. In the period following delivery of these draft agreements, BLP and Cardinal, and their respective counsels, continued to discuss various issues relating to the draft merger agreement, including those described above and others, such as the rights and obligations of the parties upon receipt by BLP of an alternative acquisition proposal, issues regarding the certainty of consummation and employee retention issues. BLP indicated that it was not prepared to enter into a stock option agreement with Cardinal. In addition, Cardinal continued its due diligence review of BLP. Between May 2 and May 15, 2002, BLP’s counsel and Cardinal’s counsel negotiated the terms of the definitive merger agreement.

On May 8, 2002, Cardinal’s Board of Directors met in Dublin, Ohio. As part of the meeting the proposed transaction with BLP was reviewed by Cardinal’s management and outside counsel, and Cardinal’s Board of Directors approved the transaction, subject to completion of definitive documentation and related matters.

On May 14, 2002, BLP’s Board of Directors met in New York City to review the proposed merger agreement that had been negotiated by BLP’s management team. Representatives of Goodwin Procter LLP reviewed the evolution of the negotiations and summarized the current terms and conditions of the proposed merger agreement. Following this review, Bear Stearns provided an in depth review of the financial aspects of the transaction. Bear Stearns informed the BLP Board that it was prepared to render an opinion that the purchase price to be received was fair, from a financial point of view, to BLP’s stockholders. The BLP Board then received a report of the Compensation Committee regarding the executive employment agreements and plans described in Item 3 above and engaged in a general discussion with respect to the merits of the proposed transaction. Following these discussions, BLP’s Board of Directors unanimously (i) approved the Merger Agreement, and deemed the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable, fair to and in the best interests of BLP’s stockholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in all respects, and (iii) resolved to recommend that BLP’s stockholders accept the Offer, tender their shares of BLP Common Stock under the Offer to Subcorp, and approve and adopt the Merger Agreement and the Merger to the extent required by applicable laws.

On May 15, 2002, Cardinal, Subcorp and BLP executed the Merger Agreement, pursuant to which Subcorp and Cardinal agreed to make the Offer and consummate the Merger. On that date, Bear Stearns delivered its written opinion to the effect that the consideration to be received by BLP’s stockholders in the Offer and the Merger was fair, from a financial point of view, to BLP’s stockholders. A copy of such opinion describing the assumptions made, matters considered and review undertaken by Bear Stearns is attached to this Statement as Schedule II and is incorporated in this Statement by reference. See “Item 5. Person/Assets, Retained, Employed, Compensated or Used.” The parties then publicly announced the transaction. In connection with the merger announcement, BLP also announced that it has postponed its 2002 annual meeting of stockholders, which was previously scheduled to be held on May 22, 2002.

Reasons for the Recommendation of the Board of Directors.    In reaching its recommendation described in the first paragraph of this Item 4 regarding the transaction, BLP’s Board of Directors considered a number of factors, including, without limitation, the following:

1.    BLP Operating and Financial Condition. The BLP Board considered the current and historical financial condition and results of operations of BLP, as well as the prospects and strategic objectives of BLP, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which BLP’s business operates. The BLP Board considered the uncertain economic environment, BLP’s stock price volatility, small market capitalization and limited liquidity, and the risks inherent in BLP’s business project-based model.

2.    Transaction Financial Terms/Premium to Market Price. The BLP Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares. The Offer Price and Merger Consideration of $16.00 per Share to be paid in the Offer and the Merger, respectively, represents (A) a premium of 28% over $12.50, the closing price of BLP Common Stock on the Nasdaq National Market on May 10, 2002, and (B) a premium of 36% over $11.77, the three-month volume weighted average stock price of BLP Common Stock as of May 10, 2002. The BLP Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock consideration. The BLP Board considered that the consideration to be received by the holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes. The BLP Board considered that the transaction was not contingent on Cardinal’s ability to secure financing commitments. The BLP Board considered that BLP stockholders who object to the Merger would be entitled to obtain “fair value” for their Shares if they exercise and perfect their appraisal rights under Delaware law.

3.    Bear Stearns Fairness Opinion. The BLP Board considered presentations from Bear Stearns and the written opinion of Bear Stearns, dated as of May 15, 2002, to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $16.00 per Share to be received by holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. A copy of the written opinion rendered by Bear Stearns to BLP’s Board of Directors, setting forth the procedures followed, the matters considered and the assumptions made by Bear Stearns in arriving at its opinion, is attached as Schedule II to this Statement and incorporated in this Statement by reference. Stockholders are urged to read this opinion in its entirety. The BLP Board was aware that Bear Stearns becomes entitled to certain fees described in Item 5 upon the rendering of its opinion and upon the consummation of the Merger.

4.    Strategic Alternatives. The BLP Board considered the presentation of BLP’s financial advisor, Bear Stearns, and the BLP Board’s review with respect to trends in the industry in which BLP business operates and the strategic alternatives available to BLP, including the alternative to remain an independent public company, the possibility of acquisitions of or mergers with other companies in such industry, as well as the risks and uncertainties associated with such alternatives. The BLP Board considered the results of the process that had been conducted by Bear Stearns to assist the BLP Board in its evaluation of strategic alternatives, including the fact that seven strategic buyers were contacted, that a confidentiality agreement had been entered into with one other potentially interested party which elected not to pursue discussions concerning a potential strategic transaction with BLP, and that BLP did not receive any proposal that offered value superior to the Offer and the Merger.

5.    Timing of Completion. The BLP Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

6.    Alternative Transactions. The BLP Board considered that under the terms of the Merger Agreement, although BLP is prohibited from soliciting alternative acquisition proposals (each a “Competing Transaction”) from third parties, prior to the acceptance of any Shares for payment by Cardinal, Subcorp or any of their affiliates pursuant to the Offer BLP may furnish information to, and negotiate or otherwise engage in discussions with, any individual or entity that delivers an unsolicited written proposal after the date of the Merger Agreement for a Competing Transaction if the BLP Board determines in good faith by a majority vote, taking into account the advice of its outside legal counsel, that failing to take such action would constitute a breach of its fiduciary duties under applicable laws and determines that such a proposal is, after consulting with its financial advisor, more favorable to BLP’s stockholders than the transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions proposed by Cardinal in response to such Competing Transaction) taking into account, among other things, the likelihood and anticipated timing of consummation and all legal, financial, regulatory and other aspects of the proposal and the individual or entity making the proposal and of the transactions contemplated by the Merger Agreement and the parties thereto (a “Superior Proposal”). The BLP Board further considered that under the terms of the Merger Agreement if the BLP Board determines in good faith by a majority vote, after consultation with its financial and legal advisors, that any unsolicited written proposal from a third party for a Competing Transaction received after the date of the Merger Agreement is a Superior Proposal and is more favorable to BLP’s stockholders from a financial point of view than the transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions of such transaction proposed in writing by Cardinal in response to such Competing Transaction) and is in the best interest of BLP’s stockholders and BLP has received (a) advice from its outside legal counsel that failure to enter into such a Competing Transaction would be inconsistent with the BLP Board’s fiduciary duties under applicable laws and (b) advice of its financial advisor that the Competing Transaction is a Superior Proposal and is more favorable to BLP’s stockholders from a financial point of view than the transactions contemplated by the Merger Agreement, BLP may terminate the Merger Agreement and enter into an agreement with respect to such Competing Transaction if, among other things, (i) BLP has complied with the “no solicitation” provisions of the Merger Agreement, (ii) BLP gives Cardinal written notice of its intention to terminate the Merger Agreement, (iii) BLP delivers to Cardinal a check in the amount of Cardinal’s costs in connection with the transactions contemplated by the Merger Agreement, including legal, accounting and investment banking fees, not to exceed $1.75 million in the aggregate, plus a $9 million termination fee, (iv) Cardinal does not make, within five business days of receipt of such notification, an offer that the BLP Board could reasonably conclude in good faith and after consultation with its financial advisors and outside legal counsel, is as favorable to the stockholders of BLP as the Competing Transaction, and (v) BLP delivers to Cardinal a written acknowledgment from each other party to the Competing Transaction that it is aware of the amounts due Cardinal described in clause (iii) of this sentence. The BLP Board considered the effect of these provisions of the Merger Agreement on third parties who might be interested in exploring an acquisition of BLP. BLP’s Board of Directors also considered the contacts that BLP had with various third parties regarding a potential transaction involving BLP, and the fact that BLP had engaged in a vigorous exploration of its strategic options, as described above in the “Background” section of this Item 4.

7.    Potential Conflicts of Interest. The BLP Board was aware of the potential conflicts of interest between BLP on the one hand, and certain of BLP’s officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and the Merger (as described above in the “Employment and Confidentiality Agreements” and “Effects of the Offer and the Merger under BLP’s Stock Plans and Agreements between BLP and its Executive Officers and Directors” sections of Item 3).

The foregoing includes the material factors considered by the BLP Board. In view of its many considerations, BLP’s Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the BLP Board may have given different weights to the various factors considered. After weighing all of these considerations, the BLP Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

In analyzing the Offer and the Merger, BLP’s management and BLP’s Board of Directors were assisted and advised by representatives of Bear Stearns and BLP’s legal counsel, who reviewed various financial, legal and other considerations in addition to the terms of the Merger Agreement. The full text of the written opinion of Bear Stearns setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Bear Stearns in arriving at its opinion, is attached hereto as Schedule II to this Statement and is incorporated in this Statement by reference. Stockholders are urged to, and should, read such opinion carefully and in its entirety. The opinion was provided for the information and assistance of BLP’s Board of Directors in connection with its consideration of the Offer and the Merger. Such opinion addresses only the fairness from a financial point of view of the consideration to be received by the stockholders of BLP in the Offer and the Merger and does not constitute a recommendation to any stockholder as to whether to tender shares in the Offer or to vote in favor of the Merger.

Intent to Tender.    Except as described in this paragraph, after reasonable inquiry and to the best of BLP’s knowledge, each executive officer, director, affiliate and subsidiary of BLP currently intends, subject to compliance with applicable law including Section 16(b) of the Exchange Act, to tender all Shares held of record or beneficially owned by such person or entity to Subcorp in the Offer (other than Shares such person or entity has the right to purchase by exercising stock options).

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

Bear, Stearns & Co. Inc. is acting as BLP’s exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Bear Stearns’ engagement, BLP has agreed to pay Bear Stearns for its financial advisory services (i) an opinion fee equal to $350,000 payable on May 15, 2002, which was when Bear Stearns rendered an opinion with respect to the fairness of the Offer (the “Fairness Opinion”), and (ii) a transaction fee equal to 1.25% of the Aggregate Transaction Value. Any opinion fee paid will be credited toward the transaction fee. Under the terms of the engagement letter, “Aggregate Transaction Value” is defined as the total fair market value, at the time of closing, of all consideration (including, without limitation, cash, securities, partnership or joint venture interests, property, debt remaining on BLP’s financial statements at closing and BLP’s debt assumed or discharged in the Merger and any Shares retained by their holders) paid or payable, or otherwise to be distributed, directly or indirectly, to BLP or to the holders of Shares in connection with a transaction.

“Aggregate Transaction Value” also includes the aggregate amount of any (x) dividends or other distributions declared by BLP with respect to the Shares after the date of Bear Stearns’ engagement, other than normal recurring cash dividends in amounts not materially greater than currently paid, and (y) amounts paid by BLP to repurchase any Shares, outstanding on the date hereof, other than pursuant to any employee benefit plan or an existing employment or stockholder agreement not otherwise executed in connection with the Merger. The Aggregate Transaction Value is estimated to be $202.1 million. In addition, BLP has agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel, and of other consultants and advisors retained by Bear Stearns, although no other consultants or advisors have been retained to date) incurred during its engagement and to indemnify Bear Stearns against certain liabilities, including liabilities under federal securities laws, arising out of Bear Stearns’ engagement.

Bear Stearns, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Bear Stearns and its affiliates may actively trade or hold the securities of BLP and Cardinal for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In the past, Bear Stearns and its affiliates have provided financial advisory and financing services for Cardinal unrelated to the Merger and have received customary fees for the rendering of those services. In addition, Bear Stearns acted as lead underwriter in connection with BLP’s initial public offering in September 1997 and BLP’s secondary offering in May 1998. Furthermore, Bear Stearns and its affiliates may maintain relationships with BLP, Cardinal and their respective affiliates.

Except as set forth above, neither BLP nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to BLP’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of BLP, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

Except as set forth in the following sentence, no transactions in the Shares have been effected during the past 60 days by BLP or, to BLP’s best knowledge, by any executive officer, director, affiliate or subsidiary of BLP. On May 14, 2002, BLP’s Board of Directors (i) adopted a resolution pursuant to which all outstanding restricted Shares and stock options to acquire Shares will become fully vested and exercisable at the Effective Time, and (ii) amended certain non-qualified stock options held by directors of BLP to conform the exercise period to BLP’s standard non-qualified stock option for directors.

Item 7.    Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, BLP is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of BLP’s securities by BLP, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving BLP or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of BLP or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of BLP. Except as set forth in this Statement or the Offer, there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

Item 8.    Additional Information.

Anti-takeover Statute.    As a Delaware corporation, BLP is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or  (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, BLP’s Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Appraisal Rights.    Holders of Shares do not have statutory appraisal rights as a result of the Offer. However, they can exercise such rights in connection with the Merger, if Subcorp proceeds with the Merger. A description of these appraisal rights, including the procedures stockholders must follow in order to effectively demand and perfect such rights is contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, and is incorporated in this Statement by reference. Failure to follow the steps required by the applicable provisions of the DGCL for the preservation and exercise of appraisal rights may result in the loss of such rights.

Regulatory Approvals.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the United States Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Cardinal has advised BLP that it filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or around May 21, 2002. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on or around June 5, 2002. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Cardinal. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Cardinal with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Cardinal pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Cardinal or BLP. Private parties (including individual states of the United States) may also bring legal actions under the antitrust laws of the United States. BLP does not, and Cardinal has advised BLP that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

None of Cardinal, Subcorp or BLP is aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency under laws regulating competition other than the filings under the HSR Act that would be required for Cardinal’s or Subcorp’s acquisition or ownership of the Shares.

Section 14(f) Information Statement.    The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Subcorp, pursuant to the Merger Agreement, of certain persons to be appointed to BLP’s Board of Directors other than at a meeting of BLP’s stockholders.

Short Form Merger Provisions.    Under Section 253 of the DGCL, if Subcorp acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Subcorp will be able to effect the Merger after consummation of the Offer as a short form merger without a vote of BLP’s stockholders. Pursuant to the terms of the Merger Agreement and in order to facilitate a short form merger following the completion of the Offer, BLP has granted to Cardinal and Subcorp an irrevocable option, exercisable if Cardinal, Subcorp and their affiliates accept for payment pursuant to the Offer at least 80% of the Shares then outstanding, to purchase additional Shares equal to an amount that, when added to the Shares that Cardinal, Subcorp and their affiliates already own at the time the option is exercised, will constitute one Share more than 90% of the Shares then outstanding (assuming the exercise of all outstanding exercisable options to purchase Shares), at a price of $16.00 per Share. Cardinal may not exercise this option if the number of Shares subject to the option exceeds the number of authorized Shares available for issuance. Information on the short form merger and the option is contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, and is incorporated in this Statement by reference.

Item 9.    Exhibits.

The following Exhibits are filed with this Statement:

Exhibit No.		Description

(a	)(1)	Letter to Stockholders of Boron, LePore & Associates, Inc., dated May 24, 2002, from Patrick G. LePore, Chairman and Chief Executive Officer of Boron, LePore & Associates, Inc.*

(a	)(2)
Sections 11 and 14 of the Offer to Purchase, dated May 24, 2002 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Cardinal Health, Inc. and Garden Merger Corp. filed on May 24, 2002).

(a	)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Cardinal Health, Inc. and Garden Merger Corp. filed on May 24, 2002).

(a	)(4)	Opinion of Bear, Stearns & Co. Inc., dated May 15, 2002 (included as Schedule II to this Statement).*

(a	)(5)
Joint Press Release issued by Boron, LePore & Associates, Inc. and Cardinal Health, Inc., dated May 15, 2002 (incorporated by reference to press release under cover of Schedule 14D-9C filed by Boron, LePore & Associates, Inc. on May 15, 2002).

(a	)(6)
Frequently Asked Questions Relating to the Acquisition of Boron, LePore & Associates, Inc. by Cardinal Health, Inc. (incorporated by reference to frequently asked questions under cover of Schedule 14D-9C filed by Boron, LePore & Associates, Inc. on May 15, 2002).

(a	)(7)
Letter to Employees of Boron, LePore & Associates, Inc., dated May 15, 2002 (incorporated by reference to frequently asked questions under cover of Schedule 14D-9C filed by Boron, LePore & Associates, Inc. on May 15, 2002).

(a	)(8)
Revised Frequently Asked Questions Relating to the Acquisition of Boron, LePore & Associates, Inc. by Cardinal Health, Inc. (incorporated by reference to frequently asked questions under cover of Schedule 14D-9C filed by Boron, LePore & Associates, Inc. on May 20, 2002).

(e	)(1)	Agreement and Plan of Merger, dated May 15, 2002, by and among Cardinal Health, Inc., Garden Merger Corp. and Boron, LePore & Associates, Inc.

(e	)(2)	Section 14(f) Information Statement of Boron LePore & Associates, Inc., dated May 24, 2002 (included as Schedule I to this Statement).*

(e	)(3)
Form of Employment and Confidentiality Agreement. Cardinal Health, Inc. and Boron, LePore & Associates, Inc. have entered into such an agreement with each of Patrick G. LePore,
Steven M. Freeman and Anthony J. Cherichella.

*    Included in copies mailed to stockholders by Boron, LePore & Associates, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2002	BORON, LEPORE & ASSOCIATES, INC.

	By:	/S/ PATRICK G. LEPORE
Patrick G. LePore Chairman and Chief Executive Officer

SCHEDULE I

Boron, LePore & Associates, Inc.
1800 Valley Road
Wayne, New Jersey 07470

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about May 28, 2002 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”), of Boron, LePore & Associates, Inc., a Delaware corporation (“BLP”). You are receiving this Information Statement in connection with the possible election of persons designated by Garden Merger Corp., a Delaware corporation and a wholly owned subsidiary of Cardinal Health, Inc. (“Subcorp”), to a majority of seats on the Board of Directors of BLP (the “BLP Board” or “BLP’s Board of Directors”). On May 15, 2002, BLP entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cardinal Health, Inc., an Ohio corporation (“Cardinal”), and Subcorp, pursuant to which Subcorp has commenced a tender offer to purchase all outstanding shares of common stock, par value $0.01 per share (“BLP Common Stock”), of BLP (the “Shares”) at a price of $16.00 per share (the “Offer Price”), net to seller in cash, without interest thereon, less any required withholding taxes, and upon the terms and subject to the conditions set forth in Subcorp’s Offer to Purchase, dated May 24, 2002 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of BLP and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Cardinal and Subcorp with the Securities and Exchange Commission (the “Commission”) on May 24, 2002. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Delaware General Corporation Law (the “DGCL”), Subcorp will be merged with and into BLP (the “Merger”). Following consummation of the Merger, BLP will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly owned subsidiary of Cardinal. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by Cardinal, any of its subsidiaries (including Subcorp), BLP or any of its subsidiaries, and Shares held by stockholders of BLP who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be converted into the right to receive the same amount of cash per Share that is paid pursuant to the Offer (the “Merger Consideration”).

The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Schedule I, which was filed by BLP with the Commission on May 24, 2002 and which is being mailed to stockholders of BLP along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. The information set forth in this Information Statement supplements certain information set forth in the Statement. Information set forth in this Information Statement related to Cardinal, Subcorp or Subcorp’s Designees (as defined below) has been provided to BLP by Cardinal, and BLP assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

Pursuant to the Merger Agreement, Subcorp will commence the Offer on Tuesday, May 28, 2002. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, June 24, 2002, unless Subcorp extends it.

GENERAL

BLP Common Stock is the only class of equity securities of BLP outstanding which is entitled to vote at a meeting of the stockholders of BLP. Each share of BLP Common Stock is entitled to one vote. As of May 13, 2002, there were 11,706,903 outstanding Shares, of which Cardinal and Subcorp owned no shares.

RIGHT TO DESIGNATE DIRECTORS AND SUBCORP’S DESIGNEES

The Merger Agreement provides that, promptly upon the acceptance of any Shares for payment by Cardinal or Subcorp or any of their affiliates for Shares pursuant to the Offer (the “Appointment Time”), and from time to time thereafter, Subcorp is entitled to designate up to such number of directors (“Subcorp’s Designees”), rounded up to the nearest whole number constituting at least a majority of the directors, on the BLP Board as will give Subcorp representation on the BLP Board equal to the product of the total number of directors on the BLP Board (giving effect to any increase in the number of directors so elected pursuant to such provisions) and the percentage that such number of Shares so purchased bears to the total number of Shares then outstanding.

The Merger Agreement provides that BLP will use all reasonable efforts to, upon Subcorp’s request, promptly, at Subcorp’s election, either increase the size of the BLP Board or secure the resignation of such number of directors as is necessary to enable Subcorp’s Designees to be so elected. The Merger Agreement also provides that BLP will use best efforts, at such times, to cause Subcorp’s Designees to constitute a majority of each committee of the BLP Board, other than any committee of the BLP Board established to take action under the Merger Agreement.

Notwithstanding the foregoing, in the event that Subcorp’s Designees are elected or designated to the BLP Board, then, until the Effective Time, BLP shall cause the BLP Board to have at least two members who were directors on the date of the Merger Agreement, including at least two directors who are independent directors for purposes of the continued listing requirements of the Nasdaq (the “Independent Directors”).

Subcorp’s Designees will be selected by Subcorp from among the individuals listed below. Each of the following individuals has consented to serve as a director of BLP if appointed or elected. None of Subcorp’s Designees currently is a director of, or holds any positions with, BLP. Cardinal and Subcorp have advised BLP that, to the best of Cardinal’s and Subcorp’s knowledge, except as set forth below, none of Subcorp’s Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of BLP, nor has any such person been involved in any transaction with BLP or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Cardinal, Subcorp and BLP that have been described in the Schedule TO or the Statement.

The name, age, citizenship, present principal occupation or employment and five-year employment history as of May 22, 2002 of each of the individuals who may be selected as Subcorp’s Designees are set forth below. Unless otherwise indicated, (1) the current business address and telephone for each individual listed below is  c/o Cardinal Health, Inc., 7000 Cardinal Place, Dublin, Ohio 43017, Telephone: (614) 757-5000, and (2) each such person is a citizen of the United States. Each individual listed below is an executive officer of Cardinal. Unless otherwise indicated, each executive officer has been so employed for a period in excess of five years.

Name	Age	Principal Occupation, Current Business Address and Five-Year Employment History
Robert D. Walter	56	Chairman and Chief Executive Officer of Cardinal.

George L. Fotiades	48
Executive Vice President, President and Chief Operating Officer—Pharmaceutical Technologies and Services of Cardinal since November 2000; Executive Vice President and Group President of R.P. Scherer Corporation, August 1998 to October 2000; President of R.P. Scherer Corporation, January 1998 to August 1998; Group President, Americas and Asia Pacific, of R.P. Scherer Corporation, June 1996 to January 1998.

James F. Millar	54
Executive Vice President, President and Chief Operating Officer—Pharmaceutical Distribution and Medical Products of Cardinal since November 2000; Executive Vice President and Group President—Pharmaceutical Distribution and Provider Services, February 2000 to November 2000; Executive Vice President and Group President of Cardinal’s Distribution business, June 1996 to February 2000.

Brendan A. Ford	44	Executive Vice President—Corporate Development of Cardinal since November 1999; Senior Vice President—Corporate Development, February 1996 to November 1999.

Richard J. Miller	45
Executive Vice President of Cardinal since November 1999; Chief Financial Officer since March 1999; Acting Chief Financial Officer, August 1998 to March 1999; Corporate Vice President, April 1999 to November 1999; Vice President and Controller, August 1995 to March 1999.

Anthony J. Rucci	51
Executive Vice President and Chief Administrative Officer of Cardinal since January 2000; Executive Vice President—Human Resources of Cardinal, November 1999 to January 2000; Dean of the University of Illinois at Chicago’s College of Business Administration, 1998 to November 1999; Executive Vice President for Administration of Sears, Roebuck & Co., 1993 to 1998.

Kathy Brittain White	52
Executive Vice President and Chief Information Officer of Cardinal since February 1999; Executive Vice President and Chief Information Officer of Allegiance Corporation, 1996 until Allegiance merged with Cardinal in February 1999.

Carole S. Watkins	41
Executive Vice President—Human Resources of Cardinal since August 2000; Senior Vice President, Human Resources—Pharmaceutical Distribution and Provider Services, February 2000 to August 2000; Vice President—Human Resources—Cardinal Distribution, November 1996 to February 2000.

Paul S. Williams	42
Executive Vice President, Chief Legal Officer and Secretary of Cardinal since April 2001; Senior Vice President, Deputy General Counsel and Assistant Secretary, January 2001 to March 2001; Vice President, Deputy General Counsel and Assistant Secretary, July 1999 to January 2001; Vice President, Assistant General Counsel and Assistant Secretary, June 1998 to July 1999; Assistant General Counsel, June 1995 to June 1998.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following information concerning the current directors of BLP, executive officers and other key employees of BLP is as of April 22, 2002.

Patrick G. LePore, age 47.    Mr. LePore joined BLP in 1985 after six years at Hoffmann-La Roche, a pharmaceutical company, where he worked as a product manager from 1982 to 1983 and as a product director from 1983 to 1985. Mr. LePore also served as President of BLP from 1992 to 1999. Mr. LePore has been the Chief Executive Officer of BLP since January 1992 and the Chairman of the BLP Board since December 1996.

Steven M. Freeman, age 54.    Mr. Freeman joined BLP as Chief Operating Officer, President and a member of BLP’s Board of Directors in October 1999. Mr. Freeman served as Senior Vice President, Marketing and Sales of Knoll Pharmaceutical Company, the US division of BASF Pharma, from April 1995 until October 1999 with overall responsibility for Knoll’s marketing and sales effort. From September 1990 through March 1995, Mr. Freeman held leadership positions with Boots Pharmaceuticals, Inc., eventually being appointed Vice President, Sales and Marketing until the merger of Boots Pharmaceutical, Inc. with BASF Pharma in 1995. Mr. Freeman also served as Executive Vice President/General Manager at McCann Healthcare, Inc. and he has held marketing positions with Dorsey Laboratories, a division of Sandoz Pharmaceutical, Inc. and the Flint Laboratories Division of Travenol Laboratories, Inc. Mr. Freeman is a member of the Board of Trustees of Caldwell College.

Anthony J. Cherichella, age 34.    Mr. Cherichella joined BLP as Executive Vice President, Chief Financial Officer, Secretary and Treasurer in May 2000. Mr. Cherichella joined BLP after ten years with Arthur Andersen LLP, most recently as Senior Manager within the Metro New York Audit Division.

Roger Boissonneault, age 53.    Mr. Boissonneault has served as a director of BLP since April 1997 and is the President of Warner-Chilcott Laboratories, Inc., a pharmaceutical company. Before becoming President of Warner-Chilcott Laboratories, Inc. in April 1996, he was associated with Warner-Lambert Co., the former parent company of Warner-Chilcott, since 1976, most recently as Vice President, Female Health Care from October 1991 to January 1994 and as Vice President and General Manager from January 1994 to April 1996. Mr. Boissonneault also serves as a director of Galen Holdings PLC.

Carter H. Eckert, age 59.    Mr. Eckert joined BLP’s Board of Directors in January 2002. Mr. Eckert served as President and Chief Executive Officer of Knoll Pharmaceutical Company, a division of BASF Pharma, from June 1995 until March 2001. Prior to BASF Pharma, Mr. Eckert was President and Chief Executive Officer of Boots Pharmaceuticals, Inc. from October 1988 until May 1995 and was Executive Vice President and Chief Operating Officer of Boots Pharmaceuticals, Inc. from May 1985 to September 1988. Mr. Eckert also held the position of President of Baxter Travenol Laboratories’ Pharmaceutical Products Division from June 1979 until April 1985. Mr. Eckert currently serves as a director of OraSure Technologies, Inc. and as a trustee of Caldwell College.

Ronald M. Nordmann, age 60.    Mr. Nordmann joined the BLP Board on April 13, 2000. Mr. Nordmann has previously served as a non-executive director of Roberts Pharmaceutical Corporation since May 1999 and has been a financial analyst in healthcare securities since 1971. Mr. Nordmann was a portfolio manager and partner at Deerfield Management from September 1994 until December 1999. He has held senior positions with PaineWebber, Oppenheimer & Co., F. Eberstadt & Co., and Warner-Chilcott Laboratories, a division of Warner-Lambert. Since November of 2000, Mr. Nordmann has held the position of Co-President of Global Health Associates, LLC. Mr. Nordmann also serves as a director of Shire Pharmaceuticals Group plc, Guilford Pharmaceuticals, Inc., and Pharmaceutical Resources, Inc. In addition, Mr. Nordmann is a trustee of The Johns Hopkins University and a member of the Advisory Board of Salu, Inc.

Melvin Sharoky, age 51.    Dr. Sharoky joined BLP’s Board of Directors in February 1999. Since 1995, Dr. Sharoky has been President of Somerset Pharmaceuticals, Inc. Beginning in February 1993, Dr. Sharoky

served as President and Chief Executive Officer of Circa Pharmaceuticals, Inc. Following the merger of Circa Pharmaceuticals, Inc. with Watson Pharmaceuticals, Inc. in July 1995, Dr. Sharoky served as President of Watson Pharmaceuticals, Inc. and Chief Executive Officer of Circa Pharmaceuticals, Inc., each until January 1998. Dr. Sharoky also serves as a director of Andrx Corporation and Insmed Incorporated.

Joseph E. Smith, age 63.    Mr. Smith served in various positions with Warner-Lambert Co., a pharmaceutical company, from March 1989 until his retirement in September 1997. He was a corporate vice president at Warner-Lambert and served as a member of the office of the Chairman and as a member of the firm’s management committee. He also served as President, Pharmaceuticals (Parke-Davis) and President, Shaving Products (Schick and Wilkinson Sword). Mr. Smith is also a director of WebMD Corporation.

John T. Spitznagel, age 60.    Mr. Spitznagel joined BLP’s Board of Directors in September 1999. Mr. Spitznagel served as President and Chief Executive Officer of Roberts Pharmaceutical from September 1997 until December 1999 and has served as a director of Roberts since July 1996. Mr. Spitznagel has served as President of Reed and Carnrick and as Chief Executive Officer of BioCryst Pharmaceuticals, Inc. Mr. Spitznagel has held various positions with Wyeth-Ayerst Laboratories, Roche Laboratories and Warner-Chilcott Laboratories. Since November of 2000, Mr. Spitznagel has held the position of Co-President of Global Health Associates, LLC. Mr. Spitznagel also serves as a director of Questcor Pharmaceuticals, Inc., and is a trustee of Rider University.

John A. Staley, IV, age 58.    Mr. Staley has served as a director of BLP since May 1997. Mr. Staley was Chief Executive Officer of Federated Research Corp., an investment management firm and a subsidiary of Federated Investors Inc. which is, in turn, a wholly owned subsidiary of Federated Investors, a Delaware business trust, from 1984 through November 1994 when he retired. Upon his retirement, Mr. Staley worked as a self-employed financial advisor from November 1994 to November 1996 and has been the Chief Executive Officer of Staley Capital Advisers, Inc., an investment advisory firm, from November 1996 to present. He is also a director of several private companies and a trustee of Duquesne University and the Children’s Hospital of Pittsburgh.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

BLP’s Board of Directors held five meetings during the year ended December 31, 2001 (“Fiscal 2001”) and each of the incumbent directors attended all of the meetings. BLP’s Board of Directors has established an Audit Committee (the “Audit Committee”) and a Compensation Committee (the “Compensation Committee”). The Audit Committee recommends the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants BLP’s annual operating results, considers the adequacy of the internal accounting procedures and considers the effect of such procedures on the accountants’ independence, and performs all of its related duties and obligations as set forth in the Audit Committee Charter. The Compensation Committee reviews and recommends the compensation arrangements for officers and other senior level employees, reviews general compensation levels for other employees as a group, determines the options or stock to be granted to eligible persons under BLP’s stock option and grant plans and takes such other action as may be required in connection with BLP’s compensation and incentive plans. The Audit Committee consists of Roger Boissonneault, Melvin Sharoky, and Ronald M. Nordmann and held four meetings during Fiscal 2001. The Compensation Committee consists of Joseph E. Smith and John A. Staley, IV and held five meetings during Fiscal 2001.

Non-employee directors (the “Independent Directors”) receive a fee of $3,000 for each meeting of BLP’s Board of Directors and $1,500 for each committee meeting that they attend, and each director is reimbursed for travel and other expenses incurred in attending meetings. During Fiscal 2001 each Independent Director was granted options to purchase 5,000 shares of BLP Common Stock and upon joining the BLP Board in January 2002, Carter H. Eckert was granted options to purchase an additional 10,000 shares of BLP Common Stock.

BLP has entered into indemnification agreements with each of its directors. These agreements provide that BLP shall indemnify each of its directors to the fullest extent permitted by law and advance its directors’ expenses (subject to reimbursement if it subsequently determines that indemnification is not permitted). Under these agreements, BLP is also obligated to indemnify and advance expenses incurred by its directors seeking to enforce their rights under the agreements.

OWNERSHIP OF COMMON STOCK BY THE PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth information as of April 12, 2002 (except as otherwise noted) with respect to the beneficial ownership of Shares by (i) each director of BLP, (ii) each of BLP’s Chief Executive Officer and the four most highly compensated executive officers at the end of Fiscal 2001 who earned in excess of $100,000 (collectively, the “Named Executive Officers”), (iii) all directors and executive officers of BLP as a group, and (iv) each person who, to the best of BLP’s knowledge, beneficially owns more than five percent of any class of BLP’s voting securities. Except as otherwise indicated, persons listed below have sole voting and investment power with respect to all Shares held by them, except to the extent such power may be shared with a spouse. The information regarding beneficial ownership of BLP Common Stock by the entities identified as “Principal Stockholders” in the table below is included in reliance on reports filed with the Commission by each of these entities, except that the percentage is based upon calculations made in reliance upon the number of shares reported to be beneficially owned by the entity in the report and the number of Shares outstanding on April 12, 2002.

	Shares Beneficially Owned
	Number	Percent of Class
Directors and Executive Officers
Patrick G. LePore(1)	1,143,333	9.51%
Roger Boissonneault(2)	26,666	*
Ronald M. Nordmann(3)	30,000	*
John T. Spitznagel(3)	25,000	*
Melvin Sharoky(4)	64,400	*
Joseph E. Smith(5)	21,666	*
John A. Staley, IV(6)	308,332	2.64%
Steven M. Freeman(7)	141,000	1.20%
Anthony J. Cherichella(8)	38,000	*
Carter H. Eckert (9)	10,000	*
All Directors and Executive Officers as a group (9 persons)	1,793,397	15.20%

Principal Stockholders
Dimensional Fund Advisors, Inc.(10) 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	951,300	8.15%

T. Rowe Price Associates, Inc.(10) 100 E. Pratt Street Baltimore, MD 21202	700,000	5.99%

T. Rowe Price New Horizon Fund, Inc.(10) 100 E. Pratt Street Baltimore, MD 21202	700,000	5.99%

Merrill Lynch & Co., Inc.(10) World Financial Center, North Tower 250 Vessey Street New York, NY 10381	1,375,900	11.78%

Master Small Cap Value Trust(10) 800 Scudders Mill Road Plainsboro, NJ 08536	1,004,600	8.60%

*	Ownership does not exceed 1% of the class

(1)
Includes 300,000 shares of BLP Common Stock held by Park Street Investors, L.P., a limited partnership in which Mr. LePore holds a 40% limited partnership interest. The general partner of Park Street Investors, L.P. is Park Street Investors, Inc., a corporation in which Mr. LePore shares voting and investment power. Does not include any shares of BLP Common Stock held by adult siblings of Mr. LePore, as to which shares Mr. LePore disclaims beneficial ownership. Includes options to purchase 350,000 shares of BLP Common Stock, which are exercisable within 60 days of April 15, 2002. Does not include options to purchase 210,000 shares of BLP Common Stock, which are not exercisable within 60 days of April 15, 2002. Mr. LePore’s address is c/o Boron, LePore & Associates, Inc., 1800 Valley Road, Wayne, New Jersey 07470.

(2)	Includes options to purchase 15,000 shares of BLP Common Stock, which are currently exercisable.
(3)	Includes options to purchase 20,000 shares of BLP Common Stock, which are currently exercisable.
(4)	Includes options to purchase 25,000 shares of BLP Common Stock, which are currently exercisable.
(5)	Includes options to purchase 15,000 shares of BLP Common Stock, which are currently exercisable.
(6)
Includes 186,666 shares of BLP Common Stock held in an individual retirement rollover account for Mr. Staley’s benefit. Also includes 100,000 shares of BLP Common Stock owned by Glen Arden Associates, L.P., an investment partnership of which Mr. Staley is a general partner and options to purchase 15,000 shares of BLP Common Stock, which are currently exercisable.

(7)
Includes 50,000 shares of restricted BLP Common Stock held by Mr. Freeman, which vest in three equal annual installments beginning on August 6, 2001. Also includes options to purchase 91,000 shares of BLP Common Stock, which are exercisable within 60 days of April 15, 2002. Does not include options to purchase 385,000 shares of BLP Common Stock, which are not exercisable within 60 days of April 15, 2002.

(8)
Includes options to purchase 38,000 shares of BLP Common Stock, which are exercisable within 60 days of April 15, 2002. Does not include options to purchase 185,000 shares of BLP Common Stock, which are not exercisable within 60 days of April 15, 2002.

(9)	Includes options to purchase 10,000 shares of BLP Common Stock, which are currently exercisable.
(10)	The information reported is based upon such holder’s Schedule 13G filed with the Commission in February 2002.

EXECUTIVE COMPENSATION

The following sections set forth and discuss the compensation paid or awarded during the last three years to the Named Executive Officers.

Summary Compensation.    The following summary compensation table sets forth information concerning compensation for services rendered in all capacities awarded to, earned by or paid to the Named Executive Officers during each of the last three fiscal years.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
				Other Annual Compensation ($)(1)(2)	Restricted Stock Awards($)		Securities Underlying Options Granted(#)	All Other Compensation ($)(3)(4)
Name and Principal Position	Year	Salary($)	Bonus($)
Patrick G. LePore Chairman and Chief Executive Officer	2001 2000 1999	375,000 347,751 347,957	331,215 210,000 150,000	51,347 53,341 45,947	— — —		60,000 125,000 175,000	121,247 27,549 30,540
Steven M. Freeman(5) President and Chief Operating Officer	2001 2000 1999	355,000 332,751 70,708	— 362,506 75,000	14,378 12,827 1,500	714,000 — —	(7)	246,000 80,000 150,000	78,873 8,251 439
Anthony J. Cherichella(6) Executive Vice President, Chief Financial Officer, Secretary and Treasurer	2001 2000 1999	220,000 128,549 —	— 63,000 —	35,466 12,581 —	— — —		123,000 100,000 —	41,520 520 —

(1)
For 2001, includes an automobile allowance of $19,072 for Mr. LePore, $13,950 for Mr. Freeman and $11,650 for Mr. Cherichella. For 2000, includes an automobile allowance of $19,072 for Mr. LePore, $9,000 for Mr. Freeman, and $5,200 for Mr. Cherichella. For 1999, includes an automobile allowance of $17,914 for Mr. LePore and $1,500 for Mr. Freeman.

(2)
For 2001, includes club dues of $32,275 for Mr. LePore, $428 for Mr. Freeman and $23,816 for Mr. Cherichella. For 2000, includes club dues of $34,269 for Mr. LePore, $3,827 for Mr. Freeman and $7,381 for Mr. Cherichella. For 1999, includes club dues of $28,033 for Mr. LePore.

(3)	Represents insurance premiums paid by BLP.
(4)
For 2001, includes the following present value costs of BLP’s portion of 2001 premiums for split-dollar life insurance of approximately $85,000 for Mr. LePore, $74,000 for Mr. Freeman and $41,000 for Mr. Cherichella.

(5)	Mr. Freeman joined BLP in October 1999.
(6)	Mr. Cherichella joined BLP in May 2000.
(7)
For 2001, represents the dollar value (net of any consideration paid by Mr. Freeman) of 50,000 shares of restricted BLP Common Stock granted to Mr. Freeman as determined by multiplying the total amount of restricted shares awarded, by the closing price of $14.29 on August 6, 2001, the grant date. The restricted shares vest in three equal annual installments beginning on August 6, 2001 and become fully vested upon the closing of a change of control transaction. Mr. Freeman is entitled to receive dividends declared on the restricted shares if BLP declares a dividend on BLP Common Stock.

Executive Bonus Plan.    BLP has an executive bonus plan to provide incentive bonuses to executive officers of BLP for the attainment of financial and other objectives. Target awards are expressed as a percentage of the executive’s base salary. Actual awards are based on the target award as adjusted for BLP and individual performance. BLP performance is measured by annual revenue and earnings per share targets established at the beginning of each fiscal year. Individual performance is based on a subjective evaluation of the executive’s personal performance.

Option Grants.    The following table sets forth certain information concerning the grant of options to purchase BLP Common Stock to the Named Executive Officers who received such grants during Fiscal 2001.

Option Grants in Fiscal 2001

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)

	Number of Securities Underlying Options Granted(#)(2)		Percent of Total Options Granted to Employees in Fiscal 2001(%)	Exercise or Base Price Per Share($/Sh)	Expiration Date
Name						5% ($)	10% ($)
Patrick G. LePore	60,000	(3)	3.29	14.100	8/3/11	532,095	1,348,308
Steven M. Freeman	50,000 196,000	(3) (4)	2.74 10.74	14.100 12.450	8/3/11 12/26/11	443,371 1,534,629	1,123,588 3,889,050
Anthony J. Cherichella	40,000 83,000	(3) (5)	2.19 4.55	14.100 12.450	8/3/11 12/26/11	354,697 649,868	898,871 1,646,894

(1)
Represents the value of the options granted at the end of the option terms if the price of BLP Common Stock were to appreciate annually by 5% and 10% respectively. There is no assurance that the stock price will appreciate at the rates shown in the table.

(2)
All options are subject to the employee’s continued employment and terminate ten years after the grant date. All options were granted at fair market value as determined by BLP’s Board of Directors or the Compensation Committee of BLP’s Board of Directors.

(3)	Such options become exercisable in five equal annual installments, beginning on August 3, 2002.
(4)	Such options become exercisable 79,250 on each of the first and second anniversaries, and 18,750 on each of the third and fourth anniversaries of the grant date, beginning on December 26, 2002.
(5)	Such options become exercisable 29,000 on each of the first and second anniversaries, and 12,500 on each of the third and fourth anniversaries of the grant date, beginning on December 26, 2002.

Option Exercises and Option Values.    No stock options were exercised by the Named Executive Officers during 2001. The following table sets forth information concerning the number and value of unexercised options to purchase BLP Common Stock held by the Named Executive Officers as of December 31, 2001.

Aggregate Option Exercises in Fiscal 2001 and
Fiscal 2001 Year-End Option Values

	Shares Acquired Upon Exercise(#)	Value Realized($)(2)	Number of Securities Underlying Options at Fiscal Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Patrick G. LePore	—	—	325,000	235,000	693,125	656,000
Steven M. Freeman	—	—	91,000	385,000	631,140	1,189,700
Anthony J. Cherichella	—	—	23,000	200,000	126,795	540,925

(1)	Based on the last reported sale price on the Nasdaq National Market on December 31, 2001 ($13.79) less the applicable option exercise price.
(2)	Value realized equals the aggregate market value of the shares acquired on the exercise date(s), less the applicable aggregate option exercise price(s).

Employment Agreements with Executive Officers

In March 1999, BLP entered into an employment agreement with Patrick G. LePore. Pursuant to this agreement, Mr. LePore will receive an annual base salary of $400,000 during 2002 and a target bonus of 75% of his base salary pursuant to BLP’s Executive Bonus Plan for 2002. The agreement is for a four year period, ending March 31, 2003. In the event of a termination of employment without cause or a material breach by BLP, the agreement provides for severance equal to two times Mr. LePore’s base salary plus Mr. LePore’s most recently paid annual bonus (or his most recently established annual target bonus, if higher). If Mr. LePore elects to terminate his employment with BLP within thirty (30) days following a change of control of BLP (as defined in his agreement), or if Mr. LePore’s employment is terminated by BLP without cause or upon Mr. LePore’s resignation for Good Reason (as defined in his agreement), in either case within eighteen months following a change in control of BLP, Mr. LePore will be entitled to a lump sum payment equal to three times his current salary (or his salary immediately prior to the change of control, if higher), plus three times his highest bonus (as defined in his agreement) plus an amount that will make Mr. LePore whole after he pays all taxes due on the amounts he receives. Mr. LePore’s employment agreement provides that Mr. LePore may not engage in certain competitive activities, which activities include peer influence meetings, telemarketing activities, contract sales, field force logistics services and outsource marketing involving pharmaceutical and healthcare companies without BLP’s consent for a period of two years (or three years in certain circumstances) following the termination of his employment with BLP.

BLP has entered into an employment agreement with Steven M. Freeman. This agreement provides for an annual base salary of $375,000 for 2002 and a target bonus of 60% of base salary pursuant to BLP’s Executive Bonus Plan for 2002. Mr. Freeman’s agreement currently terminates on October 1, 2003, subject to automatic one-year renewals unless prior written notice to the contrary is given. In the event of a termination of employment without cause or for a material breach by BLP, the agreement provides for severance equal to Mr. Freeman’s base salary plus the full amount of the target bonus for the year of termination, whether or not earned, as well as family medical and dental insurance coverage for himself, his spouse or dependents for a period of eighteen months from the date of such termination. If Mr. Freeman’s employment is terminated without cause or for Good Reason (as defined in his agreement) within the eighteen months following a change of control of BLP (as defined in his agreement), Mr. Freeman will be entitled to the continuation of his base salary through the second anniversary of his termination, a lump sum payment of two times his target bonus, plus an amount that will make Mr. Freeman whole after he pays all taxes due on the amounts he receives. Mr. Freeman’s employment agreement provides that he may not engage in certain competitive activities for a period of one year following his termination of employment with BLP.

BLP has entered into an employment agreement with Anthony J. Cherichella. This agreement provides for an annual base salary of $275,000 for 2002 and a target bonus of 40% of base salary pursuant to BLP’s Executive Bonus Plan for 2002. Mr. Cherichella’s agreement currently terminates on April 30, 2003, subject to automatic one-year renewals unless prior written notice to the contrary is given. In the event of a termination of employment without cause or for a material breach by BLP, the agreement provides for severance equal to Mr. Cherichella’s base salary plus the full amount of the target bonus for the year of termination, whether or not earned, as well as family medical and dental insurance coverage for himself, his spouse or dependents for a period of eighteen months from the date of such termination. If Mr. Cherichella’s employment is terminated without cause or for Good Reason (as defined in his agreement) within the twelve months following a change of control of BLP (as defined in his agreement), Mr. Cherichella will be entitled to the continuation of his base salary through the second anniversary of his termination and a lump sum payment of two times his target bonus, plus an amount that will make Mr. Cherichella whole after he pays all taxes due on the amounts he receives. Mr. Cherichella’s employment agreement provides that he may not engage in certain competitive activities for a period of one year following his termination of employment with BLP.

Contemporaneously with the execution of the Merger Agreement and in consideration of the waiver of benefits otherwise available under his current employment agreement with BLP (the “Current Employment

Agreements”), each of Messrs. LePore, Freeman and Cherichella entered into an Employment and Confidentiality Agreement with BLP and Cardinal (the “New Employment and Confidentiality Agreements”). Upon the effectiveness of the Merger, the New Employment and Confidentiality Agreements will become operative and will replace and supercede the Current Employment Agreements. The New Employment and Confidentiality Agreements are discussed in Item 3 of the Statement.

Report of the Compensation Committee

The Compensation Committee is responsible for the oversight of all of BLP’s compensation policies and practices including benefits and perquisites. Compensation is defined as base salary, all forms of variable pay and pay-for-performance, and stock options, restricted stock or any other plans directly or indirectly related to BLP’s stock. Members of the Compensation Committee generally are appointed from BLP’s Board of Directors annually at the first meeting of the BLP Board following the annual meeting of stockholders. Not less than a majority of the Compensation Committee consists of outside Independent Directors. It is also envisioned that the composition of the Compensation Committee reflects the requirements of Rule 16b-3 under the Securities Exchange Act of 1934 as in effect from time to time. In Fiscal 2001, the members of the Compensation Committee were Mr. Staley and Mr. Smith.

Compensation Philosophy.    The objective of BLP’s Compensation Committee is to provide compensation that will attract and retain executives, motivate each executive toward the achievement of BLP’s short and long-term financial goals and objectives and recognize individual contributions as well as overall business results. In order to achieve this objective, the primary focus of the Compensation Committee has been on the competitiveness of each of the key elements of executive compensation (base salary, bonus and stock option grants) and the compensation package as a whole. In general, the Compensation Committee believes that total compensation should reflect both the relative performance of BLP among its peer group as listed in the Peer Issuer Index and other public companies of similar size, as well as the Committee’s subjective assessment of BLP’s performance as measured against its own objectives. BLP’s objectives include quantitative factors that directly improve BLP’s short-term financial performance and qualitative factors that strengthen BLP’s ability to enhance profitable growth over the long-term, such as demonstrated leadership ability, management development, insuring compliance with laws, regulations and BLP policies, and anticipating and responding to changing market and economic conditions.

Under BLP’s executive bonus program, the Compensation Committee may award annual cash bonuses to executive officers for the achievement of specified performance goals for BLP and the individual. Each year, the Compensation Committee sets for each officer the maximum cash bonus that may be awarded that officer if maximum goals are achieved. For bonuses in respect of 2001, the goals were (1) attainment of total revenue targets, (2) attainment of total earnings per share targets, and (3) an evaluation of management performance. For the management performance factor in determining the cash bonus to be paid to officers, the Committee makes a subjective evaluation of the performance of the individual manager in accomplishing certain goals of BLP. For 2002, the goals are consistent with the goals set by the Committee for 2001.

Stock options granted under BLP’s stock option plans are designed to provide long-term performance incentives and rewards tied to the price of BLP Common Stock and, generally, will vest over periods up to five years. The Committee believes these vesting periods encourage option recipients to remain with BLP. Such awards are determined on a discretionary basis. Mr. LePore has authority to grant stock options from time to time to employees of BLP, other than executive officers, subject to guidelines set by the Compensation Committee. The Compensation Committee views stock options as a means of aligning management and stockholder interests and expanding management’s long-term perspective.

Compensation Committee Procedures.    BLP’s executive compensation program is administered under the direction of BLP’s Compensation Committee, none of the members of which are employed by BLP. Final compensation determinations for each fiscal year are generally made at the end of the fiscal year when financial statements for such year become available. At that time, cash bonuses and grants of stock options, if any, are determined based on the past year’s performance, and base salaries and maximum cash bonuses and long-term incentive awards for the following fiscal year are set. The Compensation Committee determined annual cash bonuses under the executive bonus program and awards of stock options for its officers and certain key employees, as described in the Summary Compensation Table included in this Information Statement.

Compensation of the Chief Executive Officer.    BLP believes that Mr. LePore’s base salary of $400,000 for 2002 is generally equivalent to the base salary earned by the chief executive officers of similarly-sized companies. Mr. LePore’s bonus and option grants were determined by the Compensation Committee applying the criteria noted above for determining executive officer compensation.

Deductibility of Executive Compensation.    The Compensation Committee’s executive compensation strategy is designed to be cost and tax effective. Therefore, the Compensation Committee’s policy is, where possible and considered appropriate, to preserve corporate tax deductions, including the deductibility of compensation paid to officers pursuant to Section 162(m) of the Internal Revenue Code, while maintaining the flexibility to approve compensation arrangements that it deems to be in the best interests of BLP and its stockholders, but which may not always qualify for full tax deductibility.

Compensation Committee

Joseph E. Smith
John A. Staley, IV

Compensation Committee Interlocks and Insider Participation

All executive officer compensation decisions are made by the Compensation Committee. The Compensation Committee reviews and makes recommendations to BLP’s Board of Directors regarding the compensation for senior management and key employees of BLP, including salaries and bonuses. The current members of the Compensation Committee are Messrs. Smith and Staley, neither of whom is, or was formerly, an officer or employee of BLP.

Report of the Audit Committee

In Fiscal 2001 the members of the Audit Committee were Roger Boissonneault, Melvin Sharoky and Ronald M. Nordmann. Each of the members of the Audit Committee is an independent director as defined by the National Association of Securities Dealers. The Audit Committee has reviewed and discussed BLP’s audited financial statements for the fiscal year ended December 31, 2001 with BLP’s management. The Audit Committee has discussed with BLP’s internal and independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61. The Audit Committee has received the written disclosures and the letter from Arthur Andersen required by Independence Standards Board Standard No. 1 and discussed with Arthur Andersen its independence. Based on the review and discussions described above, the Audit Committee recommended to BLP’s Board of Directors that BLP’s audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001. A copy of the charter for the Audit Committee adopted by BLP’s Board of Directors was attached as Appendix A to BLP’s 2001 Proxy Statement filed on April 24, 2001.

Audit Committee

Roger Boissonneault
Melvin Sharoky
Ronald M. Nordmann

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires BLP’s officers and directors, and persons who own more than 10% of BLP’s outstanding shares of BLP Common Stock (collectively, “Section 16 Persons”), to file initial reports of ownership and reports of changes in ownership with the Commission and The Nasdaq Stock Market, Inc. Section 16 Persons are required by the regulations of the Commission to furnish BLP with copies of all Section 16(a) forms they file.

Based solely on BLP’s review of the copies of such forms and written representations from certain Section 16 Persons, during Fiscal 2001 all Section 16 reports were timely filed.

Certain Transactions

In 2001, BLP was retained by Somerset Pharmaceuticals, Inc. (“Somerset”) in connection with its sales services businesses, and Dr. Melvin Sharoky, a director of BLP, is the President and Chief Executive Officer of Somerset. BLP will assist Somerset in the preparation and launch of a new pharmaceutical. In Fiscal 2001, Somerset made payments to BLP for services in the amount of $1,087,000.

In 2001, BLP was retained by Shire Pharmaceuticals Group plc (“Shire”) to support the launch of a new pharmaceutical and other products marketed by Shire USA. Ronald M. Nordmann serves as a director of both BLP and Shire. The support consisted of content development, advocacy development, implementation of accredited and non-accredited medical education meetings, and the management of medical education meetings conducted by Shire’s sales force with physicians. In Fiscal 2001, Shire made payments to BLP for these services in the amount of approximately $12.1 million.

Shareholder Return Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on BLP Common Stock, based on the market price of BLP Common Stock with the total return of companies included within the Nasdaq Stock Market Index and a peer group of companies which compete against BLP in outsourcing for the pharmaceutical industry (the “Peer Issuer Index”). The Peer Issuer Index is comprised of Ventiv Health, Inc., PDI, Inc., Access Worldwide Communications, Inc., Parexel International Corp., Quintiles Transnational Corp. and Covance, Inc. The graph below depicts the period commencing September 24, 1997 and ended December 31, 1997 and the years ended 1998, 1999, 2000 and 2001. The calculation of total cumulative return assumes a $100 investment in BLP Common Stock, the Nasdaq Stock Market Index and the Peer Issuer Index on September 24, 1997, the first day of trading of BLP Common Stock, and the reinvestment of all dividends.

SCHEDULE II Bear, Stearns & Co. Inc. 383 Madison Avenue New York, New York 10179 Tel 212.272.2000 www.bearstearns.com

May 15, 2002

The Board of Directors
Boron LePore & Associates, Inc.
1800 Valley Road
Wayne, NJ 07470

Gentlemen:

We understand that Boron LePore & Associates, Inc. (“BLP”) and Cardinal Health, Inc. (“Cardinal”) intend to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Garden Merger Corp. (“GMC”), a wholly-owned subsidiary of Cardinal, will commence a tender offer to purchase all issued and outstanding shares of BLP (the “Offer”) at a price of $16.00 per share, net to the seller in cash. Following consummation of the Offer, GMC will merge with and into BLP with BLP as the surviving corporation (the “Merger”) (the Merger together with the Offer, the “Transaction”). Pursuant to the Merger, those shareholders who do not tender their outstanding shares pursuant to the Offer will receive $16.00 per share in cash. The cash amount pursuant to the Offer and the cash amount pursuant to the Merger are herein defined as the “Purchase Price”. You have provided us with the Agreement.

You have asked us to render our opinion as to whether the Purchase Price is fair, from a financial point of view, to the shareholders of BLP.

In the course of performing our review and analyses for rendering this opinion, we have:

▪	reviewed the Agreement;

▪
reviewed BLP’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended 1998 through 2001; its Quarterly Report on Form 10-Q for the period ended March 31, 2002 and its Reports on Form 8-K for the three years ended the date hereof;

▪	reviewed certain operating and financial information, including projections for the five years ended December 31, 2007, provided to us by BLP’s management relating to BLP’s business and prospects;

▪	met with certain members of BLP’s senior management to discuss BLP’s business, operations, historical and projected financial results and future prospects;

▪	reviewed the historical prices, trading multiples and trading volumes of the common shares of BLP;

▪	reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to BLP;

ATLANTA   |   BEIJING   |   BOSTON   |   BUENOS AIRES   |   CHICAGO   |   DALLAS   |   DUBLIN   |   HONG KONG   |   LONDON
LOS ANGELES   |   LUGANO   |   NEW YORK   |   PUERTO RICO   |   SAN FRANCISCO   |   SÁO PAULO   |   SHANGHAI   |   SINGAPORE   |   TOKYO

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Boron LePore & Associates, Inc.
May 15, 2002

▪	performed discounted cash flow analyses based on the projections for BLP furnished to us; and

▪	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections, provided to us by BLP. With respect to BLP’s projected financial results, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of BLP as to the expected future performance of BLP. We have not assumed any responsibility for the independent verification of any such information or of the projections, and we have further relied upon the assurances of the senior management of BLP that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of BLP, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by management of BLP to solicit indications of interest from various third parties regarding a transaction with BLP, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement provided to us without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on BLP.

We have acted as a financial advisor to BLP in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. Within the past five years, Bear Stearns has been engaged by BLP to provide certain investment banking and financial advisory services for which we received customary fees. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of BLP and/or Cardinal for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

It is understood that this letter is intended for the benefit and use of the Board of Directors of BLP in connection with and for the purpose of its evaluation of the Transaction and is not on behalf of, and shall not confer rights or remedies upon, any person other than the Board of Directors of BLP. This letter does not constitute a recommendation to the Board of Directors of BLP as to how to vote in connection with their consideration of the Agreement nor does this letter constitute a recommendation to anyholders of BLP common stock as to whether to tender shares of BLP common stock pursuant to the Offer, and/or as to how to vote in connection with the Merger. This opinion does not address BLP’s underlying business decision to pursue the Transaction as compared to any alternative business strategies that might exist for BLP or the effects of any other transaction in which BLP might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any filing made by BLP with the Securities and Exchange Commission to be distributed to the holders of BLP common stock in connection with the Transaction.

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Boron LePore & Associates, Inc.
May 15, 2002

Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price is fair, from a financial point of view, to the shareholders of BLP.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:
Senior Managing Director

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